October 31, 2005

George W. Lloyd, Esq.
Goodwin Procter LLP
One Exchange Place
Boston, MA 02109

	RE:	LXU Healthcare, Inc.
		Schedule 13E-3 filed August 31, 2005
      File No. 5-78542

		Preliminary Proxy Statement on Schedule 14A
		Filed August 31, 2005, as amended
		File No. 0-14961

Dear Mr. Lloyd:

	We have reviewed the above-captioned filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why any comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

General
1. 	We note your response to prior comment one.  Please provide
us
with copies of the materials prepared by Jeffries & Company,
Shattuck
Hammon, Burnham Securities, and William Blair. In addition, your response indicates that the board did not give "any significant weight" to the banks` valuations of the company and later states that
the materials were not relied on by the board. Please revise your response, and the disclosure, to address this inconsistency and reflect the level of consideration given to the valuations.
 Schedule 13E-3
2. 	We note your response to prior comment two.  Please include
GE
Capital, Woodcrest Associates, Webbmont Holdings and Robert Fisher
as
filing persons.  It appears that their role as non-voting
observers
engages them in the transaction. We note, for instance, your statement on page 24 that "Andrea Assarat also attended these meeting
[sic] as an observer for GE Capital and actively participated."
In
the alternative, please explain to us in greater detail why you believe holding a non-voting seat on the board and actively participating in board meeting related to the transaction does not render a person "engaged."
Preliminary Proxy Materials
3. 	We note your response to prior comment three.  Please provide us
with brief legal analysis of whether or not security holder approval is necessary to approve the amendment to the Articles of Organization authorizing the forward stock split. To the extent that the forward stock split amendment is required under the governing state law to authorize the action, each request to amend should be identified as a separate proposal.

Fairness Opinion of Simon Financial, page 12

4. 	We note your response to prior comment 33.  Please expand
your
disclosure to set forth all of the financial projections that management provided to Simon Financial. In addition, disclose and quantify (to the extent possible) the material assumptions underlying the financial projections.
5. 	We note your response to prior comment 34.  Provide similar
disclosure for each analysis.

Fairness of the Stock Splits, page 18
6. 	We note your response to prior comment 13. We are unable to
locate any discussion of factors (i)-(iv) of Instruction 2 to Item 1014. To the extent any such factors were not considered or deemed relevant in the context of this particular transaction, that fact may be important for shareholders in assessing the transaction and the company`s fairness determination. Refer to Exchange Act Release No.
17719 (April 13, 1981).

	Substantive Fairness, page 18
7. 	It is unclear how, other than the fairness opinion, the
factors
you cite support a fairness determination for unaffiliated holders who are being cashed out. Please revise this section to discuss the nexus between each factor you discuss and the board`s fairness determination to unaffiliated holders who are being cashed out and who are remaining with the company.

	Equal Treatment of Related Persons and Unaffiliated holders
of
Shares of 	Common Stock, page 18
8. 	It is unclear to the staff why the board believes the split
ratio is "an entirely neutral device in its impact on affiliated and unaffiliated shareholders." Some unaffiliated holders will be cashed out while all related persons will remain with the company. Accordingly, the split appears to a have a disparate impact.
Please
revise here and throughout the document as appropriate.

Proposal to Effect the Stock Splits, page 22
9. 	We note your response to prior comment 22.  Identify the
"certain affiliates" who met with the investment banks. Disclose the dates of the meetings and whether the possibility of going private was discussed at these meetings. Please address each meeting separately.
Closing Comments

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please file a cover letter on EDGAR with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	Please direct any question to the undersigned at (202) 551-
3345.

	Sincerely,


						Michael Pressman
						Special Counsel
						Office of Mergers & Acquisitions

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October 31, 2005
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE